

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 8, 2011

<u>Via Facsimile</u>
Mr. Scott Lieberman
President & Chief Financial Officer
International Development and Environmental Holdings
1173A 2nd Avenue, Suite 327
New York, NY 10065

> **Re: International Development and Environmental Holdings**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed April 15, 2011**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2011**
> **Filed May 23, 2011**
> **Form 8-K**
> **Filed October 5, 2010**
> **Form 8-K/A**
> **Filed January 20, 2011**
> **File No. 0-54106**

Dear Mr. Lieberman:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 8-K Filed October 5, 2010 and Form 8-K/A Filed January 20, 2011</u>

1. Please file a response to our comment letters dated November 1, 2010 and January 26, 2011 as soon as possible.

Form 10-K for the Fiscal Year Ended December 31, 2010

Item 1. Business, page 4

Forward Looking Statements, page 6

2.   Please delete the reference to the Private Securities Litigation Reform Act of 1995 since,
        as a penny stock issuer, you are ineligible to rely upon the safe harbor. Please also delete
        the similar reference in the first paragraph under "Forward Looking Statements" on page
        8. Please refer to Section 27A of the Securities Act of 1933 and Section 21E of the
        Securities Exchange Act of 1934.

Item 2. Properties, page 7

3.   We note your disclosure in the Subsequent Events note on page 9 of your Form 10-Q
        filed on January 19, 2011 regarding a Ten Day Licensee Notice to Quit related to the
        operation of your parking facility. Please tell us, with a view toward clarifying your
        disclosure in future filings, whether you were successful in negotiating the revocation of
        this notice. We assume that the notice related to the same property that you identify in
        this section as your single leased parking facility whose lease term expires April 30,
        2012. Please also confirm this in your supplemental response.

Item 3. Legal Proceedings, page 7

4.   In future filings, please provide all information required under Item 103 of Regulation
        S-K, including the name of the court in which the proceedings are pending and the
        specific date the proceedings were instituted.

Item 7. Management's Discussion and Analysis of Financial Condition . . . , page 8

Revenues and Expenditures, page 9

5.   Please revise future filings to:
        •   Disclose and quantify the reasons for the significant fluctuations in your revenue from
            period-to-period. Your discussion should also quantify how much of the increase
            between periods was due to the amount you charge for parking versus the volume of
            customers who parked in your facility.
        •   Quantify and discuss the reasons for the significant changes in your general and
            administrative expenses from period-to-period.
        •   Discuss the reason why you have not provided for taxes in your consolidated
            statements of operations.

Financial Condition, Liquidity and Capital Resources, page 9

6.   Please revise future filings to provide an analysis of the changes seen on your consolidated statements of cash flows statement when comparing the current period to the prior period, for each category of cash flows. Your analysis of cash flows provided by operating activities should include a discussion of the reasons for any significant changes in your working capital items from period-to-period.

7.   We reissue comment 13 in our letter dated November 1, 2010. In future filings, please revise this section to disclose the $450,000 promissory note issued to JTMW Partners, the material terms of the promissory note and its impact on your short-term liquidity.

8.   Please revise future filings to discuss the significant provisions of your notes payable, including those due to related parties.

Cash Requirements, page 9

9.   Given your auditor's substantial doubt about your ability to continue as a going concern, please revise your future filings, including your next Form 10-Q, to provide a more comprehensive discussion of how you intend to finance your operations for the next twelve months as provided in section 607.02 of the SEC Codification of Financial Reporting Policies.

Item 8. Financial Statements, page 10

General

10.   Please revise future filings to provide the disclosures required by FASB ASC 740-10-50.

Report of Independent Registered Public Accounting Firm, page 11

11.   In the first paragraph of the audit opinion, your auditor references "the period March 19, 2009 (date of inception) through December 3, 2009." Please amend your Form 10-K to have your auditor revise its audit report to provide the appropriate date.

Consolidated Statements of Stockholders' Deficit, page 14

12.   We remind you that the September 16, 2010 transaction between you, Heights Management 63, LLC, and Scott Lieberman should reflect a reverse recapitalization whereby Heights Management is the continuing entity for financial reporting purposes, and is deemed, for accounting purposes, to have acquired you. In this regard, please revise your statement of shareholders' deficit to retroactively restate all share and per share disclosures for the September 16, 2010 recapitalization in a manner similar to a stock split. In this regard, we believe that the historical equity of IDEH prior to the

merger date should be restated to reflect the shares received by Heights Management in the merger.

Consolidated Statements of Cash Flows, page 15

13.   Please tell us where you have reflected the $450,000 due to JTMW Partners on your consolidated statements of cash flows for the year ended December 31, 2010.

Note 5 – Notes Payable - Other, page 20

14.   We note that you have classified, as long-term, two notes payable of $481,917 and $12,500 which are both due on demand. Please explain to us the reason you have not classified these notes payable as current, as provided in FASB ASC 470-10-45-10.

Note 6 – Commitments and Contingencies, page 20

15.   Please revise your future filings to provide the disclosures required by FASB ASC 840-10-50 and 840-20-50.

Item 9A. Controls and Procedures, page 21

16.   In future filings, please disclose whether your disclosure controls and procedures are effective with respect to the correct definition of disclosure controls and procedures exactly as defined in Exchange Act Rule 13a-15(e).

17.   Please disclose the specific steps that you have taken, if any, to remediate the material weakness and disclose whether you believe that the material weakness still exists at the end of the period covered by the report. Also, please disclose when the material weakness was identified, by whom it was identified and when the material weakness first began.

Item 10. Directors, Executive Officers and Corporate Governance, page 22

18.   We reissue comment 15 in our letter dated November 1, 2010 with respect to your disclosure in this section. Please revise future filings to disclose the identity of the business Mr. Lieberman managed and to what extent, he is still involved with the business.   Show us supplementally what your disclosure will look like.

Involvement in Certain Legal Proceedings, page 23

19.   Please revise your disclosure in future filings to comply with Item 401(f) of Regulation S-K. Please note that disclosure is required for certain specified legal proceedings within the past ten years. Please show us supplementally what your disclosures will look like.

Certain Relationships and Related Transactions, and Director Independence, page 24

20.   Please revise future filings to further disclose the largest aggregate amount of principal outstanding during the period for which the disclosure is provided, the amount outstanding as of the latest practicable date and the amount of principal paid during the period for which disclosure is provided. See Item 404(a)(5) of Regulation S-K. Please also revise the second paragraph to comply with Item 404(a)(5). Please show us supplementally what your revised disclosure will look like.

Item 15. Exhibits and Financial Statement Schedules, page 25

21.   Please file all exhibits required by Item 601 of Regulation S-K. For example, we note that you have not filed your organizational documents or the management agreement and definitive purchase agreements discussed in Note 6 of the Consolidated Financial Statements. Finally, you have not filed the lease pertaining to the single parking facility you currently operate. Please amend your Form 10-K to file these agreements as exhibits.

Exhibits 31.1 and 31.2

22.   We note that you omitted the reference to internal control over financial reporting in the introductory language of paragraph four in the officer certifications filed with your Form 10-K and the Forms 10-Q for quarters ending September 30, 2010 and March 31, 2011. Please amend the Form 10-K and Forms 10-Q to provide proper officer certifications. With respect to your Forms 10-Q, you may file an abbreviated amendment consisting of a cover page, explanatory note, signature page and paragraphs 1, 2, 4, and 5 of the certification.

Form 10-Q for the Fiscal Quarter Ended March 31, 2011

Item 1. Financial Statements, page 3

Note 6 – Commitments and Contingencies, page 20

23.   We refer to each of the agreements you entered into in December 2010. Please tell us and revise future filings to update the status of these proposed acquisitions, as well as how you intend to account for them.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Dale Welcome at (202) 551-3865 or me at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Chambre Malone at (202) 551-3262 or Pamela Long at (202) 551-3765 with any other questions.

Sincerely,

/s/ John Cash

John Cash
Accounting Branch Chief